DASSAULT SYSTEMES ACHIEVES KEY 2003 OBJECTIVES, WITH SOLID MARKET SHARE
                        GAINS AND OPERATING MARGIN GROWTH

    o Results in line for fourth quarter with revenue of (euro)227.8 million, operating margin of 39.4% and U.S. GAAP EPS of (euro)0.50; Before acquisition costs operating margin 39.9% and EPS (euro)0.51
    o Total revenue increased 8% for fourth quarter and 5% for 2003 in constant currencies, with software revenue up 8% in fourth quarter and 4% for 2003 in constant currencies
    o DS PLM market leadership increased an estimated 2 percentage points to 23% for 2003
    o Operating Margin increased over 1 percentage point in 2003 to 29.0% before acquisition costs; U.S. GAAP operating margin 28.2% in 2003
    o   Maintaining FY04 revenue growth objective of 6-7% in constant currencies

PARIS, FRANCE, February 5, 2004 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, reported financial results for the fourth quarter and year ended December 31, 2003.

                              FINANCIAL HIGHLIGHTS
Fourth Quarter
Total revenue increased 2% to (euro)227.8 million as reported and increased 8% in constant currencies in the fourth quarter of 2003. Both software and services posted year over year growth. As reported EPS increased 11% to (euro)0.50 per diluted share in the 2003 fourth quarter compared to (euro)0.45 per diluted share in the fourth quarter of 2002. EPS excluding acquisition costs also increased 11% to (euro)0.51 per diluted share in the 2003 fourth quarter, compared to (euro)0.46 per diluted share in the year-ago period.

Software revenue increased 1% as reported and 8% in constant currencies in comparison to the year-ago fourth quarter. Software revenue, representing 86% of total revenue, totaled (euro)196.5 million in the 2003 fourth quarter, compared to (euro)194.4 million in the prior year period. Recurring software revenue represented 43% of total software revenue in the fourth quarter of 2003. Service and other revenue, accounting for 14% of total revenue, was (euro)31.3 million in the 2003 fourth quarter, compared to (euro)30.0 million in the 2002 fourth quarter. On an as reported basis, service and other revenue increased 4% year over year and increased 11% in constant currencies.

Seat licensing activity in the fourth quarter of 2003 was good, reflecting seat growth for both CATIA and SolidWorks. CATIA and SolidWorks seats licensed in the 2003 fourth quarter increased 8% year over year to 17,561 new seats. Specifically, 10,493 CATIA seats were licensed, representing an increase of 3% in comparison to the fourth quarter of 2002. SolidWorks had very strong seat growth in the fourth quarter, increasing 17% year over year to a record 7,068 new seats licensed.

As reported, operating income increased 10% to (euro)89.8 million in the 2003 fourth quarter (39.4% operating margin), compared to (euro)81.4 million in the fourth quarter of 2002 (36.3% operating margin). Operating income before acquisition costs increased 9% to (euro)90.8 million in the 2003 fourth quarter, up from (euro)83.5 million in the year-ago period. The operating margin before acquisition costs was 39.9% in the fourth quarter of 2003, representing an improvement of almost three percentage points compared to the year-ago period where the operating margin was 37.2% before acquisition costs, reflecting the Company's strong focus on managing expense growth.

Process-centric revenue, including PDM revenue, totaled (euro)194.1 million in the fourth quarter, level with the year-ago period and up 5% in constant currencies. PDM revenue increased 15% to (euro)35.6 million in the 2003 fourth quarter and increased 21% in constant currencies compared to the fourth quarter of 2002. PDM end-user software revenue totaled US$67.0 million in the fourth quarter of 2003. Design-centric revenue totaled (euro)33.7 million in the fourth quarter, up 10% compared to the 2002 fourth quarter. Design-centric revenue increased 31% if reported in U.S. dollars, the reporting currency of most of its competitors. PDM revenue represented 16% and design-centric revenue accounted for 15% of total revenue in the 2003 fourth quarter.

The Company continued to maintain a strong financial position with cash and short-term investments totaling (euro)439.7 million and no bank debt at December 31, 2003.

Full Year
Total revenue was (euro)754.8 million in 2003, compared to (euro)774.1 million in 2002, representing a decrease of 2% as reported, but an increase of 5% in constant currencies. As reported, EPS increased 8% to (euro)1.18 per diluted share in 2003, compared to (euro)1.09 per diluted share in 2002. EPS excluding acquisition costs increased 4% to (euro)1.22 per diluted share for 2003, compared to (euro)1.17 per diluted share in 2002.

As reported, operating income increased 5% to (euro)212.7 million (28.2% operating margin) in 2003, compared to (euro)203.0 million (26.2% operating margin) in 2002. Operating income before acquisition costs increased 2% to
(euro)218.6 million in 2003, up from (euro)214.1 million in 2002. The operating margin before acquisition costs increased 1.30 percentage points to 29.0% in 2003, up from 27.7% before acquisition costs in 2002. The Company increased R&D resources, with the worldwide R&D employee base rising 6% in 2003. Operating expenses increased by 3.4% in 2003 (at constant currency), tracking closely total company average headcount growth of 3.5%.

Software revenue totaled (euro)645.6 million in 2003, compared to (euro)669.9 million in 2002, representing a decrease of 4% as reported, but an increase of 4% in constant currencies. Recurring software revenue continued to be an important component of total software revenue, representing 51% of total software revenue in 2003. For the full year 57,524 seats were licensed, comprised of 32,163 CATIA and 25,361 SolidWorks seats. Service revenue totaled
(euro)109.2 million in 2003, compared to (euro)104.2 million in 2002, representing an increase of 5% as reported, and an increase of 13% in constant currencies.

For the full year Process-centric revenue totaled (euro)629.1 million, and in comparison to 2002 was 3% lower, but up 2% in constant currencies. PDM revenue for 2003 totaled (euro)94.6 million, an increase of 14% as reported and an increase of 21% in constant currencies in comparison to 2002. Design-centric revenue totaled (euro)125.7 million in 2003, slightly lower than revenue of
(euro)126.2 million in 2002. However, design-centric revenue increased 19% in U.S. dollars compared to 2002. For the full year, PDM revenue represented 13% and design-centric revenue represented 17% of total revenue.

Charles Edelstenne, Chairman, commented, "In a few short years, Dassault Systemes has evolved from providing CAD products to delivering true Product Lifecycle Management solutions. Moreover, the Company has successfully managed this evolution while also delivering comparatively strong financial performance and high profitability within a weak business climate."

Bernard Charles, President and Chief Executive Officer, commented, "I am pleased to announce that we achieved our key strategic objectives for 2003. Most importantly, we have extended our leadership in PLM, as substantiated with a 2 points market share increase as well as our revenue growth for the full year of 17% if reported in U.S. dollars. We continue to create more value for our customers and partners. We believe 2004 will be another year of market share growth and solid performance for Dassault Systemes.

"PLM is truly becoming a reality as it is a catalyst for significant business transformations. A year after their V5 PLM decision, Toyota launched the new SIENTA model in the Japanese market, thus illustrating the remarkable speed of adoption of V5 PLM as SIENTA is the first car on the market developed with Dassault Systemes V5 technology. Furthermore, our V5 PLM Express solutions are creating significant business momentum with small and medium size companies that we expect to expand in 2004.

"Our PDM business made very good progress during the year, adding over 1,000 new customers, with its total customer base approaching 5,600 at year-end. ENOVIA and SMARTEAM make a powerful combination with our PDM software revenue, if reported in U.S. dollars, growing faster than any of our major competitors in 2003. SolidWorks, the world leader in the design-centric market, finished the year with the strongest quarterly performance in its history - delivering record high revenue, seat growth and earnings."

Thibault de Tersant, Executive Vice President and CFO, commented, "We continued the positive momentum of the third quarter into the fourth quarter with software revenue showing year over year growth for the second quarter in a row. Excluding currency effects, software revenue increased 8% for the fourth quarter. Seat licensing activity was also positive for both CATIA and

SolidWorks. From a geographic perspective, Asia was the strongest region for growth and, in fact, fourth quarter revenue results for the Asia region were among the best in our history. The Americas are clearly showing some indications of improvement. For the full year, both Asia and the Americas had double-digit revenue growth, growing 14% and 15% respectively, excluding the impact of currencies. As anticipated, activity levels in Europe remained muted.

"We were particularly pleased to achieve the 130 basis points increase in our operating margin in 2003. Our goal was to improve the efficiency of our operations. This approach has enabled us to increase our overall average staffing in 2003 by 140 people or 3.5%, while also improving our operating margin by a significant amount.

"The significant currency movements in 2003 masked the true underlying improvement in our level of activity as we absorbed a 7 point reduction in our revenue growth rate as well as a (euro)0.13 reduction in earnings per share before acquisitions costs. As a result, we reported a growth rate for EPS before acquisition costs of 4% for the year rather than 15%."

Business Outlook
"As we indicated in the third quarter, our revenue growth objective for 2004 is about 6% to 7% in constant currencies and it remains so today," Thibault de Tersant stated. "Since that time, however, the U.S. dollar has continued to weaken against the Euro. For purposes of calculating reported revenue we are assuming a U.S. dollar to Euro exchange rate of $1.30 per (euro)1.00, leading to a reported revenue objective of about (euro)765 million and EPS before acquisition costs of about (euro)1.25 - (euro)1.27 for 2004. This earnings objective assumes an approximately (euro)0.07 negative impact from currency fluctuations, without which our EPS before acquisition costs growth objective would have been about 10%. Our objective for 2004 is to maintain a stable operating margin before acquisition costs in comparison to 2003. Our revenue objective for the first quarter is about (euro)165 - (euro)170 million, based upon a U.S. dollar to Euro exchange rate of $1.30 per (euro)1.00."

Endnotes:
1. All comparative figures are given on a year over year basis unless specified otherwise.
2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/en/investors/presentation.asp reconciliations between U.S. GAAP and non- U.S. GAAP figures.
3. The Company provides revenue results in U.S. dollars as market share is determined by comparing the revenue performance of market participants as if all participants reported in U.S. dollars. For 2002 the exchange rate used was $0.94 per (euro)1.00 and for 2003 the exchange rate used was $1.13 per (euro)1.00.

4. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare DS' results with other companies, including competitors, whose reporting currency may be different from DS. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.


                           RECENT BUSINESS HIGHLIGHTS

CUSTOMERS AND PARTNERS HIGHLIGHTS

DS and IBM jointly introduced a PLM Industry Solution for the Electrical and Electronics (E&E) industry, the first in a series of E&E industry-specific PLM solutions intended to speed mechanical product development while strengthening innovation.
   o The Integrated Mechanical Product Development for Electronics (IMPD) solution consists of a set of integrated products from CATIA and SMARTEAM combined with a set of DS PLM Practices developed for the E&E industry.
   o The solution links the applications and disciplines involved in mechanical product development and enables manufacturers to reuse valuable corporate intellectual property.
   o Specifically, IMPD streamlines mechanical product development operations by increasing the amount of semantic data exchanged between applications and development disciplines such as style, design, manufacturing, and analysis. It allows them to explore more design possibilities in less time, capture and reuse existing features or assemblies made context sensitive, keep automatic links between part and mold design, create designs in accordance with corporate standards through automatic guidance, and take into account quickly and seamlessly the results of digital simulation and analysis.

DS and IBM have introduced a PLM Industry Solution for the automotive industry. The Generative Car solution is a comprehensive offering that applies to all facets of automotive development processes, including Body, Interior and Exterior trim, Chassis, Powertrain, Electrical, and Vehicle Synthesis and Assembly.
   o The Generative Car solution consists of a set of integrated products from CATIA, ENOVIA, and DELMIA, combined with a set of IBM Best Practices and DS PLM Practices developed for the automotive industry.
   o It enables automotive manufacturers and suppliers to leverage valuable corporate knowledge in order to meet market demands for an ever-increasing number of vehicle models.
   o It permits simultaneous engineering, fast design change, and seamless processes from early styling to manufacturing definition.

AMC Centurion AB (formerly Allgon Mobile Communications) has implemented SMARTEAM to achieve multi-CAD data management, improve search retrieval, and establish web-based collaboration with suppliers. Based in Sweden, AMC Centurion is the world's leading supplier of mobile phone antennas and serves the world's leading cell phone manufacturers.

DS is partnering with The Boeing Company to enhance its entire suite of V5 PLM solutions to provide the unique, pioneering digital processes and tools required for the 7E7 global development environment.

China Textile Machinery Industry, China's largest manufacturer of textile weaving machinery, has purchased 40 additional licenses of SolidWorks 3D mechanical design software to meet increasing demand from international markets. A total of 130 SolidWorks licenses are installed at its nine divisions throughout China.

EMAK, a worldwide supplier of outdoor power equipment for lawn and garden maintenance, has signed a contract for Product Lifecycle Management solutions and services. With CATIA V5, as its virtual product development platform, and SMARTEAM for collaborative product data management,

EMAK will be able to improve its product development processes and its ability to use product-related information to make better business decisions and deliver greater value to customers.

Hanil E Hwa Co., Ltd., a leading Korean automotive supplier, is expanding its product lifecycle management platform with SMARTEAM product data management solutions to manage and standardize product data across its business divisions in Korea and subsidiaries in China, India and Turkey. The company previously purchased CATIA V5. With the addition of SMARTEAM, for collaborative product data management, Hanil E Hwa will be able to manage and share product design data across the company and in real time to boost collaboration and shorten the product development cycle.

Kinpo Electronics Inc., the world's leading manufacturer of calculators, has implemented CATIA V5 to help the company significantly shorten its product design time. The collaborative product development application has enabled Kinpo to launch new calculator, digital voice recorder, digital still camera, global positioning systems and cable modem products on the market within a very short product lifecycle time.

Liebherr Group's Aerospace division, a key global aerospace supplier, will implement SMARTEAM for collaborative product data and lifecycle management to support Liebherr Aerospace's objective to accelerate time-to-market, increase return on investment, product quality, and ultimately, company growth. Liebherr Aerospace provides the world's major aircraft manufacturers with aircraft control, hydraulic, landing gear, air conditioning and ventilation systems.

Loewen Inc., a Manitoba-based leading manufacturer of luxury Douglas fir windows and doors, has chosen CATIA V5 and SMARTEAM solutions to enable Loewen to reduce design cycle times, increase productivity, and improve departmental linkages by providing a consistent information repository for product knowledge and design constraints. As a manufacturer of highly configurable products, Loewen must develop systems and processes that give customers the greatest opportunity for customization yet ensure product manufacturability.

Siddhartha Sailing Yachts, Austria's renowned luxury boat designer, has chosen CATIA V5 Solutions, with industry-specific shipbuilding functions, to advance concurrent shipbuilding processes.

Toyota Motorsport GmbH, a subsidiary of Toyota Motor Corporation of Japan, will use DS' Generative Car Design Industry solution to develop Formula 1 car designs for the 2004 season. The Generative Car Design solution is a Product Lifecycle Management Version 5 solution created specifically for the automotive industry. It enables automotive manufacturers and suppliers to reuse their existing design knowledge to speed development of new components and vehicles, and reduce costs.

Conference call information:

The Company will host a teleconference call today, Thursday, February 5, 2004 at 4:00 PM CET/3:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/en/investors/index.asp . Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference http://www.3ds.com/en/investors/earnings.asp . Additional investor information can be accessed at http://www.3ds.com/en/investors/index.asp or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.


Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2004 first quarter revenue, 2004 revenue growth in constant currencies, 2004 reported revenue growth, 2004 operating margin growth objective and 2004 EPS objective before acquisitions costs are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2002, which was filed with the SEC on May 15, 2003, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

                               (Tables to follow)

                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES
                  (in millions of Euro, except per share data)

4TH QUARTER

                                               4Q03                    4Q02               Percentage Variance
                                       ---------------------- ------------------------ ---------------------------
Process-Centric excluding PDM                  158.5                   162.8                      (3)%
PDM                                            35.6                    30.9                       15%
Design-Centric                                 33.7                    30.7                       10%

Revenue                                        227.8                   224.4                       2%
           Americas                            62.8                    63.4                       (1%)
           Europe                              114.9                   123.2                      (7%)
           Asia                                50.1                    37.8                       32%
Operating Income (1)                           90.8                    83.5                        9%
Operating Margin (1)                           39.9%                   37.2%
Net Income (1)                                 58.7                    53.2                       10%
EPS (1)                                        0.51                    0.46                       11%
Closing Headcount                              4,088                   3,966                       3%

Average Rate USD per Euros                     1.19                    1.00                       19%
Average Rate JPY per Euros                      130                     123                        6%

(1)Excluding acquisition costs, for US GAAP figures, please refer to reconciliation tables


FULL YEAR

                                               2003                   2002              Percentage Variance
                                       --------------------- ----------------------- ---------------------------
Process-Centric excluding PDM                 534.5                  565.2                      (5%)
PDM                                            94.6                   82.7                      14%
Design-Centric                                125.7                  126.2                       0%

Revenue                                       754.8                  774.1                      (2%)
           Americas                           215.3                  224.0                      (4%)
           Europe                             353.9                  374.8                      (6%)
           Asia                               185.6                  175.3                       6%
Operating Income (1)                          218.6                  214.1                       2%
Operating Margin (1)                          29.0%                  27.7%
Net Income (1)                                140.4                  136.0                       3%
EPS (1)                                        1.22                   1.17                       4%

Average Rate USD per Euros                     1.13                   0.94                      20%
Average Rate JPY per Euros                     131                    118                       11%

(1)Excluding acquisition costs, for US GAAP figures, please refer to reconciliation tables


                                DASSAULT SYSTEMES
   CONSOLIDATED STATEMENT OF INCOME DATA PREPARED IN ACCORDANCE WITH U.S. GAAP
                  (in millions of Euro, except per share data)

                                                   Three Months Ended                              Twelve Months Ended
                                              December 31,          December 31,             December 31,            December 31,
                                                  2003                  2002                     2003                    2002
                                          -------------------   --------------------     -------------------     -------------------

Software                                           196.5                 194.4                    645.6                   669.9
Service and Other                                   31.3                  30.0                    109.2                   104.2
                                          -------------------   --------------------     -------------------     -------------------
           Total Revenue                (euro)     227.8      (euro)     224.4        (euro)      754.8       (euro)      774.1

Software                                             5.2                   6.4                     21.7                    24.4
Service and Other                                   23.8                  28.2                     89.7                    96.4
                                          -------------------   --------------------     -------------------     -------------------
         Total Cost of Revenue          (euro)      29.0      (euro)      34.6        (euro)      111.4       (euro)      120.8
           Gross Profit                 (euro)     198.8      (euro)     189.8        (euro)      643.4       (euro)      653.3

Research and Development                            55.8                  54.6                    215.6                   221.6
Marketing and Sales                                 41.3                  41.0                    162.4                   169.7
General Administration                              10.9                  10.7                     46.8                    47.9
Acquisition Costs                                    1.0                   2.1                      5.9                    11.1
                                          -------------------   --------------------     -------------------     -------------------
Total Research, Selling, Administration (euro)     109.0      (euro)     108.4        (euro)      430.7       (euro)      450.3
and Acquisition expenses
                                          ===================   ====================     ===================     ===================
           Operating Income (1)         (euro)      89.8      (euro)      81.4        (euro)      212.7       (euro)      203.0
Financial revenue and Other                        (3.0)                 (1.8)                    (0.4)                     2.8
Income before income taxes                          86.8                  79.6                    212.3                   205.8
Income tax expense                                (29.0)                (28.2)                   (76.9)                  (79.4)
                                          -------------------   --------------------     -------------------     -------------------
           Net Income (1)               (euro)      57.8      (euro)      51.4        (euro)      135.4       (euro)      126.4
                                          ===================   ====================     ===================     ===================
Basic net income per share              (euro)      0.51      (euro)      0.45        (euro)       1.20       (euro)       1.11
                                          ===================   ====================     ===================     ===================
   Diluted net income per share (1)     (euro)      0.50      (euro)      0.45        (euro)       1.18       (euro)       1.09
                                          ===================   ====================     ===================     ===================
Basic weighted average shares                      113.0                 114.2                    113.0                   114.1
outstanding (in millions)
                                          ===================   ====================     ===================     ===================
Diluted weighted average shares                    116.0                 114.7                    114.7                   116.2
outstanding (in millions)


                (1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                (euro)       90.8        (euro)      83.5             (euro)     218.6        (euro)     214.1
                                  =====================    ====================         ====================    ====================
Net Income                      (euro)       58.7        (euro)      53.2             (euro)     140.4        (euro)     136.0
                                  =====================    ====================         ====================    ====================
Diluted net income per share    (euro)       0.51        (euro)      0.46             (euro)      1.22        (euro)      1.17
                                  =====================    ====================         ====================    ====================


Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following tables set forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months and year ended December 31, 2003. In particular, the tables present operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                               Three Months Ended

                                                    December 31, 2003             December 31,             Variation
                                                                                      2002                     %
                                                 ---------------------       --------------------       ---------------

Software                                                     196.5                       194.4                  1.1%
Service and Other                                             31.3                        30.0                  4.3%
                                                 ---------------------       --------------------
           Total Revenue                       (euro)        227.8         (euro)        224.4                  1.5%

Software                                                       5.2                         6.4               (18.8)%
Service and Other                                             23.8                        28.2               (15.6)%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)         29.0         (euro)         34.6               (16.2)%
           Gross Profit                        (euro)        198.8         (euro)        189.8                  4.7%

Research and Development                                      55.8                        54.6                  2.2%
Marketing and Sales                                           41.3                        41.0                  0.7%
General Administration                                        10.9                        10.7                  1.9%
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        108.0         (euro)        106.3                  1.6%
                                                 =====================       ====================       ===============
           Operating Income                    (euro)         90.8         (euro)         83.5                  8.7%
Financial revenue and Other                                  (3.0)                       (1.8)                   N/S
Income before income taxes                                    87.8                        81.7                  7.5%
Income tax expense                                          (29.1)                      (28.5)                   N/S
           Net Income                          (euro)         58.7         (euro)         53.2                 10.3%
                                                 =====================       ====================       ===============
Diluted net income per share                   (euro)         0.51         (euro)         0.46                 10.9%
                                                 =====================       ====================       ===============
Diluted weighted average shares outstanding                  116.0                       114.7
(in millions)


                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)


                               Three Months Ended


                                                   December 31, 2003                                     December 31, 2002
                                   --------------------------------------------     ------------------------------------------------

                                                                  Excluding                                               Excluding
                                      Reported   Acquisition    Acquisition            Reported     Acquisition          Acquisition
                                       Amount       Costs           Costs               Amount         Costs               Costs
                                   ------------- -----------   -------------   ---------------- -----------------     --------------

Software                                 196.5                        196.5              194.4                                194.4
Service and Other                         31.3                         31.3               30.0                                 30.0
                                   -------------               ---------------    ----------------                   ---------------
           Total Revenue         (euro)  227.8               (euro)   227.8     (euro)   224.4                     (euro)     224.4

Software                                   5.2                          5.2                6.4                                  6.4
Service and Other                         23.8                         23.8               28.2                                 28.2
                                   -------------               ---------------    ----------------                   ---------------
       Total Cost of Revenue     (euro)   29.0               (euro)    29.0     (euro)    34.6                     (euro)      34.6
           Gross Profit          (euro)  198.8               (euro)   198.8     (euro)   189.8                     (euro)     189.8

Research and Development                  55.8                         55.8               54.6                                 54.6
Marketing and Sales                       41.3                         41.3               41.0                                 41.0
General Administration                    10.9                         10.9               10.7                                 10.7
Acquisition Costs                          1.0      (1.0)                 -                2.1          (2.1)                     -
                                   =============               ===============    ================                   ===============
Total Research, Selling,         (euro)  109.0               (euro)   108.0     (euro)   108.4                     (euro)     106.3
Administration
                                   =============               ===============    ================                   ===============
           Operating Income      (euro)   89.8               (euro)    90.8     (euro)    81.4                     (euro)      83.5

Financial revenue and Other              (3.0)                        (3.0)              (1.8)                                (1.8)
Income before income taxes                86.8                         87.8               79.6                                 81.7
Income tax expense                      (29.0)      (0.1)            (29.1)             (28.2)          (0.3)                (28.5)
           Net Income            (euro)   57.8               (euro)    58.7     (euro)    51.4                     (euro)      53.2
                                   =============               ===============    ================                   ===============
Diluted net income per share     (euro)   0.50               (euro)    0.51     (euro)    0.45                     (euro)      0.46
                                   =============               ===============    ================                   ===============
Diluted weighted average shares          116.0                        116.0              114.7                                114.7
outstanding (in millions)



                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)




                               Twelve Months Ended


                                                                                  December 31,            Variation
                                                    December 31, 2003                 2002                    %
                                                 ---------------------       --------------------       ---------------
Software                                                     645.6                       669.9               (3.6)%
Service and Other                                            109.2                       104.2                 4.8%
                                                 ---------------------       --------------------
           Total Revenue                       (euro)        754.8         (euro)        774.1               (2.5)%

Software                                                      21.7                        24.4              (11.1)%
Service and Other                                             89.7                        96.4               (7.0)%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)        111.4         (euro)        120.8               (7.8)%
           Gross Profit                        (euro)        643.4         (euro)        653.3               (1.5)%

Research and Development                                     215.6                       221.6               (2.7)%
Marketing and Sales                                          162.4                       169.7               (4.3)%
General Administration                                        46.8                        47.9               (2.3)%
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        424.8         (euro)        439.2               (3.3)%
                                                 =====================       ====================       ===============
           Operating Income                    (euro)        218.6         (euro)        214.1                 2.1%
Financial revenue and Other                                  (0.4)                         2.8                  N/S
Income before income taxes                                   218.2                       216.9                 0.6%
Income tax expense                                          (77.8)                      (80.9)                  N/S
           Net Income                          (euro)        140.4         (euro)        136.0                 3.2%
                                                 =====================       ====================       ===============
Diluted net income per share                   (euro)         1.22         (euro)         1.17                 4.3%
                                                 =====================       ====================       ===============
Diluted weighted average shares outstanding                  114.7                       116.2
(in millions)


                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)


                               Twelve Months Ended




                                                  December 31, 2003                               December 31, 2002
                                     --------------------------------------------      ---------------------------------------------

                                                                       Excluding                                      Excluding
                                           Reported   Acquisition     Acquisition      Reported       Acquisition    Acquisition
                                            Amount       Costs          Costs           Amount           Costs          Costs
                                   ---------------- -------------- --------------   ---------------- --------------- ---------------

   Software                                645.6                          645.6            669.9                             669.9
   Service and Other                       109.2                          109.2            104.2                             104.2
                                   ----------------                --------------   ----------------                 ---------------
         Total Revenue           (euro)    754.8                 (euro)   754.8   (euro)   774.1                   (euro)    774.1

   Software                                 21.7                           21.7             24.4                              24.4
   Service and Other                        89.7                           89.7             96.4                              96.4
                                   ----------------                --------------   ----------------                 ---------------
   Total Cost of Revenue         (euro)    111.4                 (euro)   111.4   (euro)   120.8                   (euro)    120.8
         Gross Profit            (euro)    643.4                 (euro)   643.4   (euro)   653.3                   (euro)    653.3

   Research and Development                215.6                          215.6            221.6                             221.6
   Marketing and Sales                     162.4                          162.4            169.7                             169.7
   General Administration                   46.8                           46.8             47.9                              47.9
   Acquisition Costs                         5.9      (5.9)                   -             11.1          (11.1)                 -
                                   ================                ==============   ================                 ===============
   Total Research, Selling,      (euro)    430.7                 (euro)   424.8   (euro)   450.3                   (euro)    439.2
   Administration
                                   ================                ==============   ================                 ===============
         Operating Income        (euro)    212.7                 (euro)   218.6   (euro)   203.0                   (euro)    214.1
   Financial revenue and Other             (0.4)                          (0.4)              2.8                               2.8
   Income before income taxes              212.3                          218.2            205.8                             216.9
   Income tax expense                     (76.9)      (0.9)              (77.8)           (79.4)           (1.5)            (80.9)
         Net Income              (euro)    135.4                 (euro)   140.4   (euro)   126.4                   (euro)    136.0
                                   ================                ==============   ================                 ===============
   Diluted net income per share  (euro)     1.18                 (euro)    1.22   (euro)    1.09                   (euro)     1.17
                                   ================                ==============   ================                 ===============
   Diluted weighted average                114.7                          114.7            116.2                             116.2
   shares outstanding (in
   millions)


                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)




                                                                  December 31, 2003           December 31, 2002
                                                             -------------------------   --------------------------
ASSETS
Cash and short-term investments                                          439.7                       388.4
Accounts receivable, net                                                 227.6                       229.5
Other assets                                                             297.2                       302.3
                                                             -------------------------   --------------------------
Total assets                                               (euro)        964.5         (euro)        920.2
LIABILITIES
AND SHAREHOLDERS' EQUITY
Total liabilities                                                        306.8                       291.9
Shareholders' equity                                                     657.7                       628.3
                                                             -------------------------   --------------------------
Total liabilities and shareholders' equity                 (euro)        964.5         (euro)        920.2



--------------------------------------------------------------------------------


    CONTACT:

    Dassault Systemes:                        FD International:
    Didier Gaillot/Valerie Agathon            Harriet Keen
    33.1.40.99.69.24                          44.20.7831.3113
                                              Jean-Benoit
                                              Roquette/Emma Rutherford
                                              Nelly Dimey/Lorie Lichtlen
                                              33.1.47.03.68.10